                                   FORM 11-K

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____ to _____

Commission file number 1-9184

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN
             -----------------------------------------------------
                                (Title of Plans)

                              NEWMONT GOLD COMPANY
                              --------------------
                             (Issuer of Securities)

                  1700 Lincoln Street, Denver, Colorado 80203
                  -------------------------------------------
                          (Principal Executive Office)

                                   SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                           NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


                                           By: /s/ DAWN M. PUTATURO
                                              ----------------------------------
                                              Dawn M. Putaturo
                                              Administration Committee Member


Dated:  June 25, 1997                      By: /s/ TIMOTHY J. SCHMITT
                                              ----------------------------------
                                              Timothy J. Schmitt
                                              Vice President, Secretary and
                                                Assistant General Counsel

                         NEWMONT GOLD COMPANY SALARIED
                            RETIREMENT SAVINGS PLAN

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1996 AND 1995
                      TOGETHER WITH REPORT OF INDEPENDENT
                               PUBLIC ACCOUNTANTS

                         NEWMONT GOLD COMPANY SALARIED

                            RETIREMENT SAVINGS PLAN


                       INDEX TO FINANCIAL STATEMENTS AND

                             SUPPLEMENTAL SCHEDULES



                                                                                                                Page(s)
                                                                                                                -------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                           1

FINANCIAL STATEMENTS:
    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1996                                                              2

    Statement of Net Assets Available for Plan Benefits,
       with Fund Information, as of December 31, 1995                                                              3

    Statement of Changes in Net Assets Available for
       Plan Benefits, with Fund Information, for the Year
       Ended December 31, 1996                                                                                    4-5

NOTES TO FINANCIAL STATEMENTS                                                                                    6-10

SCHEDULES SUPPORTING FINANCIAL STATEMENTS:
    Schedule I--Item 27a--Schedule of Assets Held for
       Investment Purposes as of December 31, 1996                                                                11

    Schedule II--Item 27d--Schedule of Reportable Transactions,
       January 1, 1996 through December 31, 1996                                                                  12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Administration Committee of the Newmont Gold Company Salaried Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of the NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN as of December 31, 1996 and 1995 and the related statement of changes in net assets available for plan benefits, with fund information, for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Denver, Colorado,
    May 12, 1997.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1996


                              Non-Participant
                                 Directed                         Participant Directed
                                 --------    -------------------------------------------------------------------------
                                                                                                               Newmont
                                                          Neuberger                                              Gold
                                               PIMCO         &                                                 Company
                                               Low         Berman     MasterWorks       AIM       Templeton     Common
                                             Duration     Guardian      S&P 500    Constellation   Foreign      Stock
                                   Cash        Fund         Trust     Stock Fund        Fund        Fund         Fund
                                   ----        ----         -----     ----------        ----        ----         ----
INVESTMENTS, at fair value:
    Cash and cash equivalents     $150,957   $     --     $     --     $     --     $     --     $     --     $     --
    Collective investment funds       --           --           --           --           --           --           --
    Mutual funds                      --      4,228,800    8,249,942    5,322,033    9,090,026    3,274,898         --
    Employer stock fund               --           --           --           --           --           --      1,522,713
    Participant loans                 --           --           --           --           --           --           --
                                             ----------   ----------   ----------   ----------   ----------   ----------
              Total investments    150,957    4,228,800    8,249,942    5,322,033    9,090,026    3,274,898    1,522,713
                                  --------   ----------   ----------   ----------   ----------   ----------   ----------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                 $150,957   $4,228,800   $8,249,942   $5,322,033   $9,090,026   $3,274,898   $1,522,713
                                  ========   ==========   ==========   ==========   ==========   ==========   ==========


                                                            Participant Directed
                                   -------------------------------------------------------------------------

                                      U.S.
                                   Government
                                      Money       LifePath     LifePath     LifePath     LifePath   LifePath
                                     Market         2000         2010         2020         2030       2040
                                      Fund          Fund         Fund         Fund         Fund       Fund
                                      ----          ----         ----         ----         ----       ----
INVESTMENTS, at fair value:
    Cash and cash equivalents       $     --     $     --     $     --     $     --     $     --     $   --
    Collective investment funds      3,920,829    1,484,369    2,726,077    2,413,703    1,346,152    745,999
    Mutual funds                          --           --           --           --           --         --
    Employer stock fund                   --           --           --           --           --         --
    Participant loans                     --           --           --           --           --         --
                                    ----------   ----------   ----------   ----------   ----------   --------
              Total investments      3,920,829    1,484,369    2,726,077    2,413,703    1,346,152    745,999
                                    ----------   ----------   ----------   ----------   ----------   --------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                   $3,920,829   $1,484,369   $2,726,077   $2,413,703   $1,346,152   $745,999
                                    ==========   ==========   ==========   ==========   ==========   ========


                             Participant Directed
                             --------------------




                                   Participant
                                      Loans          Total
                                      -----          -----
INVESTMENTS, at fair value:
    Cash and cash equivalents      $     --     $   150,957
    Collective investment funds          --      12,637,129
    Mutual funds                         --      30,165,699
    Employer stock fund                  --       1,522,713
    Participant loans               2,669,649     2,669,649
                                   ----------   -----------
              Total investments     2,669,649    47,146,147
                                   ----------   -----------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                  $2,669,649   $47,146,147
                                   ==========   ===========


  The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                            AS OF DECEMBER 31, 1995




                              Non-Participant
                                 Directed                        Participant Directed
                                 --------    -------------------------------------------------------------------------
                                                                                                               Newmont
                                                          Neuberger                                              Gold
                                               PIMCO         &                                                 Company
                                               Low         Berman     MasterWorks       AIM       Templeton     Common
                                             Duration     Guardian      S&P 500    Constellation   Foreign      Stock
                                   Cash        Fund         Trust     Stock Fund        Fund        Fund         Fund
                                   ----        ----         -----     ----------        ----        ----         ----
INVESTMENTS, at fair value:
    Cash and cash equivalents     $17,076   $     --     $     --     $     --     $     --     $     --     $   --
    Collective investment funds      --           --           --           --           --           --         --
    Mutual funds                     --      5,669,629    7,217,617    3,145,711    6,003,535    1,993,854       --
    Employer stock fund              --           --           --           --           --           --      613,264
    Participant loans                --           --           --           --           --           --         --
                                  --------  ----------   ----------   ----------   ----------   --------   ----------
             Total investments     17,076    5,669,629    7,217,617    3,145,711    6,003,535    1,993,854    613,264

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers            --           --         12,213       15,488        8,450          634    185,872
                                            ----------   ----------   ----------   ----------   ----------   --------
             Total contributions     --           --         12,213       15,488        8,450          634    185,872
               receivable         --------  ----------   ----------   ----------   ----------   --------   ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                   $17,076   $5,669,629   $7,229,830   $3,161,199   $6,011,985   $1,994,488   $799,136
                                  =======   ==========   ==========   ==========   ==========   ==========   ========




                                                                Participant Directed
                                  ---------------------------------------------------------------------------
                                       U.S.
                                    Government
                                       Money       LifePath     LifePath     LifePath     LifePath   LifePath
                                      Market         2000         2010         2020         2030       2040
                                       Fund          Fund         Fund         Fund         Fund       Fund
                                       ----          ----         ----         ----         ----       ----
INVESTMENTS, at fair value:
    Cash and cash equivalents     $     --     $     --     $     --     $     --     $   --     $     --
    Collective investment funds    2,574,376    1,212,379    2,255,733    1,632,771    848,280      429,959
    Mutual funds                        --           --           --           --         --           --
    Employer stock fund                 --           --           --           --         --           --
    Participant loans                   --           --           --           --         --           --
                                  ----------   ----------   ----------   --------   ----------   ----------
             Total investments     2,574,376    1,212,379    2,255,733    1,632,771    848,280      429,959

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers               --           --           --           --       53,042        4,869
                                  ----------   ----------   ----------   ----------   --------   ----------
             Total contributions        --           --           --           --       53,042        4,869
               receivable         ----------   ----------   ----------   ----------   --------   ----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                   $2,574,376   $1,212,379   $2,255,733   $1,632,771   $901,322   $  434,828
                                  ==========   ==========   ==========   ==========   ========   ==========




                               Participant Directed
                               --------------------
                                  Participant
                                     Loans          Total
                                     -----          -----
INVESTMENTS, at fair value:
    Cash and cash equivalents      $     --     $    17,076
    Collective investment funds          --       8,953,498
    Mutual funds                         --      24,030,346
    Employer stock fund                  --         613,264
    Participant loans               1,567,959     1,567,959
                                   -----------  -----------
             Total investments      1,567,959    35,182,143

CONTRIBUTIONS RECEIVABLE:
    Participant rollovers                --         280,568
                                   ----------   -----------
             Total contributions         --         280,568
               receivable          ----------   -----------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                    $1,567,959   $35,462,711
                                   ==========   ===========




  The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,

          WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996


                                             Non-Participant
                                                Directed              Participant Directed
                                            ------------------  --------------------------------

                                                                    PIMCO         Neuberger &
                                                                Low Duration         Berman
                                                  Cash              Fund         Guardian Trust
                                                  ----              ----         --------------
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                $    --         $   206,093       $   748,805
       Employer                                     --             122,276           430,887
       Rollovers and repayments, net                --                --              68,936

    Investment income-
       Interest and dividends                      4,404              --             193,791
       Net appreciation/(depreciation)
         in fair value of investments               --             239,959         1,065,333
                                               ---------       -----------       -----------
              Total additions                      4,404           568,328         2,507,752

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                   (647)         (429,245)         (505,208)
    Administrative fees                           (3,101)             (345)             (679)
                                               ---------       -----------       -----------
              Total deductions                    (3,748)         (429,590)         (505,887)

INTERFUND TRANSFERS, net                         139,544        (1,581,242)         (976,470)

OTHER, net                                        (6,319)            1,675            (5,283)
                                               ---------       -----------       -----------
              Net increase/(decrease)            133,881        (1,440,829)        1,020,112

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                             17,076         5,669,629         7,229,830
                                               ---------       -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                $ 150,957       $ 4,228,800       $ 8,249,942
                                               =========       ===========       ===========



                                                                 Participant Directed
                                               -------------------------------------------------

                                                 MasterWorks          AIM             Templeton
                                                  S&P 500         Constellation         Foreign
                                                 Stock Fund           Fund               Fund
                                                 ----------           ----               ----
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                 $   580,387       $ 1,233,270       $   387,364
       Employer                                     341,676           712,792           210,710
       Rollovers and repayments, net                 76,682           270,329            81,751

    Investment income-
       Interest and dividends                       167,004           308,878           130,755
       Net appreciation/(depreciation)
         in fair value of investments               709,587           816,942           307,632
                                                -----------       -----------       -----------
              Total additions                     1,875,336         3,342,211         1,118,212

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                  (160,996)         (271,795)          (58,327)
    Administrative fees                                (441)             (978)             (193)
                                                -----------       -----------       -----------
              Total deductions                     (161,437)         (272,773)          (58,520)

INTERFUND TRANSFERS, net                            448,533            11,462           218,128

OTHER, net                                           (1,598)           (2,859)            2,590
                                                -----------       -----------       -----------
              Net increase/(decrease)             2,160,834         3,078,041         1,280,410

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                             3,161,199         6,011,985         1,994,488
                                                -----------       -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                 $ 5,322,033       $ 9,090,026       $ 3,274,898
                                                ===========       ===========       ===========



                                                Participant Directed
                                                --------------------
                                                     Newmont Gold
                                                       Company
                                                     Common Stock
                                                         Fund
                                                         ----
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                      $   219,788
       Employer                                          129,319
       Rollovers and repayments, net                      34,142

    Investment income-
       Interest and dividends                               --
       Net appreciation/(depreciation)
         in fair value of investments                   (112,538)
                                                     -----------
              Total additions                            270,711

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                        (27,901)
    Administrative fees                                     (177)
                                                     -----------
              Total deductions                           (28,078)

INTERFUND TRANSFERS, net                                 477,486

OTHER, net                                                 3,458
                                                     -----------
              Net increase/(decrease)                    723,577

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                    799,136
                                                     -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                      $ 1,522,713
                                                     ===========


  The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

             NEWMONT GOLD COMPANY SALARIED RETIREMENT SAVINGS PLAN


        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,

           WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996


                                                              Participant Directed
                                                -----------------------------------------------
                                                    U.S.
                                                 Government
                                                   Money             LifePath          LifePath
                                                   Market              2000              2010
                                                    Fund               Fund              Fund
                                                    ----               ----              ----
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                 $   618,482       $    90,927       $   306,780
       Employer                                     417,995            48,122           171,113
       Rollovers and repayments, net                 69,419               618               618

    Investment income-
       Interest and dividends                       140,612              --                --
       Net appreciation/(depreciation)
         in fair value of investments                  --              82,015           252,711
                                                -----------       -----------       -----------
              Total additions                     1,246,508           221,682           731,222

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                  (161,937)          (34,486)         (195,090)
    Administrative fees                                (685)              (75)             (179)
                                                -----------       -----------       -----------
              Total deductions                     (162,622)          (34,561)         (195,269)

INTERFUND TRANSFERS, net                            209,820            87,076           (61,676)

OTHER, net                                           52,747            (2,207)           (3,933)
                                                -----------       -----------       -----------
              Net increase/(decrease)             1,346,453           271,990           470,344

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                             2,574,376         1,212,379         2,255,733
                                                -----------       -----------       -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                 $ 3,920,829       $ 1,484,369       $ 2,726,077
                                                ===========       ===========       ===========

                                                              Participant Directed
                                                ---------------------------------------------


                                                   LifePath          LifePath        LifePath
                                                     2020              2030            2040
                                                     Fund              Fund            Fund
                                                     ----              ----            ----
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                 $   280,042       $   189,388       $ 141,247
       Employer                                     185,200           127,151          90,026
       Rollovers and repayments, net                 37,319             3,728          21,194

    Investment income-
       Interest and dividends                          --                --              --
       Net appreciation/(depreciation)
         in fair value of investments               252,046           157,590          97,622
                                                -----------       -----------       ---------
              Total additions                       754,607           477,857         350,089

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                   (44,946)          (31,893)         (2,696)
    Administrative fees                                (240)             (185)           (156)
                                                -----------       -----------       ---------
              Total deductions                      (45,186)          (32,078)         (2,852)

INTERFUND TRANSFERS, net                             75,484               173         (35,843)

OTHER, net                                           (3,973)           (1,122)           (223)
                                                -----------       -----------       ---------
              Net increase/(decrease)               780,932           444,830         311,171

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                             1,632,771           901,322         434,828
                                                -----------       -----------       ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                 $ 2,413,703       $ 1,346,152       $ 745,999
                                                ===========       ===========       =========

                                                Participant Directed
                                                --------------------
                                                   Participant
                                                      Loans              Total
                                                      -----              -----
ADDITIONS TO NET ASSETS:
    Contributions (Note 1)-
       Employee                                     $      --         $  5,002,573
       Employer                                            --            2,987,267
       Rollovers and repayments, net                       --              664,736

    Investment income-
       Interest and dividends                           204,962          1,150,406
       Net appreciation/(depreciation)
         in fair value of investments                      --            3,868,899
                                                    -----------       ------------
              Total additions                           204,962         13,673,881

DEDUCTIONS FROM NET ASSETS:
    Distributions to participants                       (90,797)        (2,015,964)
    Administrative fees                                    --               (7,434)
                                                    -----------       ------------
              Total deductions                          (90,797)        (2,023,398)

INTERFUND TRANSFERS, net                                987,525               --

OTHER, net                                                 --               32,953
                                                    -----------       ------------
              Net increase/(decrease)                 1,101,690         11,683,436

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    beginning of year                                 1,567,959         35,462,711
                                                    -----------       ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
    end of year                                     $ 2,669,649       $ 47,146,147
                                                    ===========       ============


       The accompanying notes to financial statements and supplemental schedules are an integral part of this statement.

                         NEWMONT GOLD COMPANY SALARIED

                            RETIREMENT SAVINGS PLAN


                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1996 AND 1995



(1)    DESCRIPTION OF PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

       General

The Plan was established on July 1, 1973 by Newmont Mining Corporation. The Plan sponsorship transferred in 1994 to Newmont Gold Company (the "Company"). The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Benefits under the Plan are not subject to guarantee by the Pension Benefit Guaranty Corporation.

       Trust

Trustee, record keeping, and investment management services were performed by 401(k) MasterWorks Division of Wells Fargo Institutional Trust Company, N.A. and various investment managers. Plan assets were held under a Trust Agreement (the "Trust") maintained by Wells Fargo Bank, N.A. (the "Trustee").

Barclays Bank PLC and certain of its affiliates acquired substantially all of Wells Fargo Institutional Trust Company, N.A. ("WFITC") as of December 31, 1995. As a result, the name WFITC was changed to BZW Barclays Global Investors, N.A. ("BGI"), effective January 1, 1996. Additionally, as a result of its acquisition of WFITC, BGI acquired the 401(k) MasterWorks Division of Wells Fargo and succeeded the business of the MasterWorks Division, effective January 1, 1996. Effective October 15, 1996, BZW Barclays Global Investors, N.A. was renamed Barclays Global Investors, N.A.

An Investment Committee of not less than three nor more than five members is appointed by the Company's Board of Directors. The Investment Committee evaluates the performance of the Trustee, may retain independent advisors and consultants, and selects the investment options offered under the Plan.

       Eligibility and Contributions

Salaried employees are eligible to participate in the Plan on the first day of the first month following their date of employment. Participants may elect to contribute to the Plan up to 15% of their base annual compensation to a maximum of $9,500 and $9,240 on a pre-tax basis for the 1996 and 1995 plan years, respectively. Participant's contributions are matched by the Company, not to exceed 6% of their base compensation. Total matching contributions are limited to $9,000 annually per participant. Total annual additions under the Plan and all other plans sponsored by the Company are limited to the lesser of 25% of eligible compensation or $30,000. Annual additions are defined as the participant's contributions and Company's matching contributions.

       Vesting

Participants' contributions are fully vested. Participants vest 20% in Company matching contributions for each year of service to a maximum of 100% after five years of service. Additionally, participants may become fully vested in the matching Company contributions under certain other circumstances, including Plan termination.

At December 31, 1996 and 1995, forfeited nonvested accounts totaled $150,957 and $17,076, respectively. These amounts are used to reduce future Company contributions. During 1996, Company contributions were reduced by $17,643 from forfeited nonvested accounts.

The Plan provides that the Trustee may accept from a participant a contribution representing distributions from another plan which meets the requirements of
Section 401(a) of the Internal Revenue Code (the "Code"). Such "rollover contributions" shall be fully vested and shall not be subject to, or affect in any way, the maximum annual contribution limitation.

       Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution and an allocation of Plan earnings, based on participant account balances on a daily basis.

       Payment of Benefits

Upon retirement, death, disability, or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance.

       Investments

Participants may invest their contributions and their portion of the Company's matching contribution in the following investment funds:

       o PIMCO Low Duration Fund - Holds cash and shares of the PIMCO Low Duration Mutual Fund which invests in a diversified portfolio of fixed-income securities with an average duration between one and three years.

       o Neuberger & Berman Guardian Trust - A growth and income fund which invests in stocks of established high-quality companies considered to be undervalued in comparison to stocks of similar companies.

       o BGI - MasterWorks (formerly Stagecoach) S&P 500 Stock Fund - Invests in the companies included in the Standard & Poor's 500 Index.

       o AIM Constellation Fund - Aggressively seeks capital appreciation by investing principally in common stocks, with emphasis on medium-sized and smaller emerging-growth companies.

       o Templeton Foreign Fund - Seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

       o Newmont Gold Company Common Stock Fund - Invests solely in the common stock of Newmont Gold Company.

       o BGI - U.S. Government Money Market Fund - Invests primarily in securities of the U.S. Government or its agencies with maturities of less than one year.

       o BGI - LifePath Collective Trust (five fund elections) - The LifePath Funds invest in a changing mix of U.S. and international stocks, bonds, and money market securities according to the targeted retirement year of the investor.


The cost basis of the Plan's investments was $43,556,619 and $35,047,884 at December 31, 1996 and 1995, respectively. The fair market value of individual investments that represent 5% or more of the Plan's total investments as of December 31, 1996 and 1995 are as follows:


                                                      1996           1995
                                                      ----           ----

        PIMCO Low Duration Fund                    $4,228,800     $5,669,629
        Neuberger & Berman Guardian Trust Fund      8,249,942      7,217,617
        BGI - MasterWorks S&P 500 Stock Fund        5,322,033      3,145,711
        AIM Constellation Fund                      9,090,026      6,003,535
        Templeton Foreign Fund                      3,274,898      1,993,854
        BGI - U.S. Government
             Money Market Fund                      3,920,829      2,574,376
        BGI - LifePath 2010 Fund                    2,726,077      2,255,733
        BGI - LifePath 2020 Fund                    2,413,703      1,632,771
        Participant Loans                           2,669,649      1,567,959

At December 31, 1996, the Plan held no derivative instruments directly. However, the Plan held such instruments indirectly through their investments in the collective investment funds and mutual funds, which under their trust agreements may invest in such instruments. These consist mainly of futures contracts and options. Credit risk exists with respect to these instruments. The credit related gains and losses during the year ended December 31, 1996 were immaterial.

       Loans

Loans are permitted from individual plan accounts on 50% of the participant's vested balance. The minimum loan amount is $1,000 and the maximum is the lesser of 50% of the vested balance or $50,000. The repayment period may be up to five years, or up to ten years if the loan is for the purchase of a principal residence. The interest rate is determined by the plan administrator based on prime plus 1% and is fixed over the life of the note.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

       Valuation of Investments

The Plan's investment funds are stated at fair value based on quoted market prices, which were readily determinable at December 31, 1996 and 1995. Cash equivalents and participant loans are stated at cost which approximates fair value.

       Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

       Payment of Benefits

Benefits are recorded when paid.

       Administrative Fees

The Company pays all administrative expenses of the Plan, except for loan processing fees.

(3)    PLAN TERMINATION

Although it is the expectation of the Company to continue the Plan indefinitely, in the event of termination of the Plan, with respect to a group or class of participants, or partial discontinuance of contributions, the balance credited to the Company's matching contributions accounts of all participants subject to such partial termination or partial discontinuance of contributions, will become fully vested and nonforfeitable.

(4)    TAX STATUS

The Trust established under the Plan is qualified under the Internal Revenue Code as exempt from Federal income taxes and a favorable determination letter has been received from the IRS dated December 4, 1996. The Plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan is qualified and the related Trust is tax exempt as of the financial statement date.

(5)    RELATED PARTY TRANSACTIONS

Certain plan investments are units of collective investment funds and mutual funds managed by BGI, an affiliate of the Trustee. Also, certain plan investments are shares of Newmont Gold Company, the sponsor of the Plan.

                                                                    SCHEDULE I


                         NEWMONT GOLD COMPANY SALARIED

                            RETIREMENT SAVINGS PLAN


           ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                            AS OF DECEMBER 31, 1996




        Name of Issuer                                                   Market          Cost
      or Party Involved                  Description of Assets           Value           Basis
---------------------------------     ----------------------------   -----------     -----------

Cash                                  Cash and Cash Equivalents
                                        Fund                         $   150,957     $   150,957
PIMCO Low Duration Fund               Mutual Fund                      4,228,800       3,906,277
Neuberger & Berman Guardian Trust     Mutual Fund                      8,249,942       7,357,198
*BGI - MasterWorks S&P 500
    Stock Fund                        Mutual Fund                      5,322,033       4,652,113
AIM Constellation Fund                Mutual Fund                      9,090,026       8,335,480
Templeton Foreign Fund                Mutual Fund                      3,274,898       2,980,600
*Newmont Gold Company
    Common Stock Fund                 Employer Stock Fund              1,522,713       1,668,288
*BGI - U.S. Government
    Money Market Fund                 Collective Investment Fund       3,920,829       3,920,829
*BGI - LifePath 2000 Fund             Collective Investment Fund       1,484,369       1,406,390
*BGI - LifePath 2010 Fund             Collective Investment Fund       2,726,077       2,496,091
*BGI - LifePath 2020 Fund             Collective Investment Fund       2,413,703       2,164,117
*BGI - LifePath 2030 Fund             Collective Investment Fund       1,346,152       1,192,347
*BGI - LifePath 2040 Fund             Collective Investment Fund         745,999         656,283

Participant Loans (a)                 Interest rates ranging
                                        from 7.0% to 10.0%             2,669,649       2,669,649
                                                                     -----------     -----------
         Totals                                                      $47,146,147     $43,556,619
                                                                     ===========     ===========


* Represents a party-in-interest.

(a) Participant loans under the Plan bear interest at prime plus one percent.


     The accompanying notes to financial statements are an integral part of this schedule.

                                                                   SCHEDULE II


                         NEWMONT GOLD COMPANY SALARIED

                            RETIREMENT SAVINGS PLAN


               ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS (a)

                   JANUARY 1, 1996 THROUGH DECEMBER 31, 1996


(a) Individual or series of transactions which, when aggregated, involve an amount in excess of 5% of plan assets as of the beginning of the plan year. Purchases and sales are made at current value on the date of the transactions.

                                                      Number of
                                                     Transactions
                                                   ----------------      Purchase         Selling
Name of Issuer or Party Involved/Description       Purchases  Sales        Price           Price           Cost           Net Gain
-----------------------------------------------    ---------  -----     ----------      ----------      ---------       -----------

PIMCO Low Duration - Mutual Fund                      56       --       $  633,783      $     --        $  633,783      $   --
PIMCO Low Duration - Mutual Fund                     --        119            --         2,314,570       2,214,478       100,092

Neuberger & Berman Guardian Trust - Mutual Fund       82       --        1,550,621            --         1,550,621          --
Neuberger & Berman Guardian Trust - Mutual Fund      --        124            --         1,583,629       1,518,349        65,280

*BGI - MasterWorks--S&P 500 Stock - Mutual Fund      111       --        1,911,479            --         1,911,479          --
*BGI - MasterWorks--S&P 500 Stock - Mutual Fund      --         86            --           444,744         414,259        30,485

AIM Constellation - Mutual Fund                      131       --        3,441,840            --         3,441,840          --
AIM Constellation - Mutual Fund                      --         94            --         1,172,290       1,075,621        96,669

*BGI - U.S. Government Money Market -
    Collective Investment Fund                        96       --        2,164,486            --         2,164,486          --
*BGI - U.S. Government Money Market -
    Collective Investment Fund                       --        104            --           909,182         909,182          --
*Represents a party-in-interest


     The accompanying notes to financial statements are an integral part of this schedule.

                                EXHIBIT INDEX



Exhibit
Number                      Exhibit
-------                     -----------
   23                       Consent of Arthur Andersen LLP